UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, December 9, 2015, and entitled “Orbotech Receives $57 million in orders from a Leading Semiconductor Manufacturing Company to Support Fan-Out Wafer Level Packaging Production”.

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Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333- 207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

PRESS RELEASE:

Orbotech Receives $57 million in orders from a Leading Semiconductor Manufacturing

Company to Support Fan-Out Wafer Level Packaging Production

SPTS Extends its Lead as the Supplier of Choice for the Fastest Growing Format with Multiple Sigma fxP PVD Systems Orders

YAVNE, ISRAEL, December 9, 2015 | ORBOTECH LTD. (NASDAQ: ORBK), today announced that SPTS Technologies, an Orbotech company and supplier of advanced wafer processing solutions for the global semiconductor and related industries, has received orders totaling approximately $57 million in value for multiple Sigma fxP PVD systems from a global manufacturer of packaged die. The systems will deposit under bump metals and redistribution layers (RDL) for Fan-Out Wafer Level Packaging (FOWLP) production. System deliveries and revenue recognition are expected to commence in the fourth quarter of 2015 and continue throughout the first half of 2016. Orbotech’s fourth quarter and full year 2015 revenue guidance included the initial revenues expected to be recognized from these orders during this period.

According to a report entitled “FO WLP Forecast update 09/2015” published by research firm Yole Développement in September 2015, the launch of TSMC’s InFO format is expected to increase industry packaging revenues for FOWLP from $240M in 2015 to $2.4B in 2020. With a projected 54% CAGR, Yole expects FOWLP to be the fastest growing advanced packaging technology in the semiconductor industry. The burgeoning market for thinner smart phones, tablets, wearable devices and Internet of Things (IoT) connected consumer goods has created a significant need for this cost-effective high density format. There are numerous FOWLP platforms in or near production from many companies including eWLB (STATS ChipPAC, NANIUM and ASE), SLIM & SWIFT (Amkor), InFO (TSMC) and RCP (Freescale). As part of Orbotech, with its multiple touch points throughout diverse electronics manufacturing environments, SPTS plays a key role in FOWLP advanced packaging solutions with numerous customer installations.

“This groundbreaking multi-PVD system order, the first from any semiconductor manufacturing company for FOWLP is a milestone moment for advanced packaging,” said Mr. Kevin Crofton, President of SPTS and Corporate Vice President at Orbotech. “It marks the beginning of an industry-wide transition of FOWLP from a niche packaging technique for small devices such as RFID and power management ICs to mainstream architecture for high value chips. We expect FOWLP to become the leading low cost, high density packaging format.”

This order reinforces advanced packaging as SPTS’s most important growth driver. During 2015, the company has received multiple new technology orders from packaging fabs for a range of applications including plasma dicing for frame-supported wafers, through-silicon via etch and deposition for 3DWLP and TSV reveal and passivation as announced by imec on July 14, 2015:

About Sigma fxP PVD

The Sigma fxP is a cluster PVD system used by device manufacturers in various end markets including power management, MEMS and RF devices. In semiconductor packaging, the Sigma fxP deposits RDL and under bump metals (UBM) for Cu micropillar and TSV’s, plus TSV liner/barrier for 3DWLP. For FOWLP, the system carries a Multi Wafer Degas (MWD) for low temperature, high productivity degas of epoxy mold compound. Its SE-LTX etch module pre-cleans organic films with twice the mean wafers between cleans (MWBC) compared to competing systems. For more information please see http://www.spts.com/tech-insights/advanced-packaging/fowlp.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com/.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Anat Earon-Heilborn	Tally Kaplan Porat
Director of Investor Relations	Head of Corporate Marketing
Orbotech Ltd.	Orbotech Ltd.
Tel: +972-8-942-3582 Investor.relations@orbotech.com	Tel: +972.8.942.3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and Chief Financial Officer

Date: December 10, 2015